August 16, 2018

Michael Randolfi
Chief Financial Officer
Groupon, Inc.
600 West Chicago Avenue, Suite 400
Chicago, Illinois 60654

       Re: Groupon, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 14, 2018
           Form 10-Q for the Quarter Ended June 30, 2018
           Filed August 3, 2018
           File No. 001-35335

Dear Mr. Randolfi:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2018

Notes to the Condensed Consolidated Financial Statements
2. Adoption of New Accounting Standards
Product Revenue, page 9

1. We note your inventory balance on page 12. We also note your disclosure on page 18 of your Form 10-K for the year ended December 31, 2017 that you purchase a portion of the merchandise that you offer for sale and that you rely on third-party logistics providers and third-party sellers for much of your order fulfillment and delivery. Please provide us with a comprehensive discussion regarding your involvement in direct sales of merchandise inventory through your Goods category and how you considered the involvement of third-
 Michael Randolfi
Groupon, Inc.
August 16, 2018
Page 2
         parties in determining that product revenue should be reported on a gross basis. Reference
         606-10-55-36 through 40.
11. Revenue Recognition, page 16

2. We note your disclosure in footnote 6 to the table on page 18 that you recognized an income tax benefit of $6.4 million resulting from the adoption of ASC
606. Please
         explain what intercompany activities were impacted by the adoption of ASC 606 and how that resulted in an income tax benefit during the six months ended June 30, 2018.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Lisa
Etheredge, Senior Staff Accountant at (202) 551-3257 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Staff Attorney at
(202) 551-7951 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.



FirstName LastNameMichael Randolfi                           Sincerely,
Comapany NameGroupon, Inc.
                                                             Division of
Corporation Finance
August 16, 2018 Page 2                                       Office of
Telecommunications
FirstName LastName